SECURITIES AND EXCHANGE COMMISSION

11016906

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65366

SEC Mail Processing Section RECEIVED FEB 2 5 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northwater Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Ste. 9800
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Hart 312-834-0071
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Dan Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwater Capital Markets, LLC as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Daniel Hart

Signature

Principal

Title

Donna Marie Lenczycki

Notary Public

OFFICIAL SEAL
DONNA MARIE LENCZYCKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/26/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWATER CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the statements of financial condition of Northwater Capital Markets, LLC as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northwater Capital Markets, LLC as of December 31, 2010 and 2009 in conformity with generally accepted accounting principles in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 22, 2011

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
ASSETS		
Cash	$ 21,941	$ 15,817
Goodwill	30,000	30,000
TOTAL ASSETS	$ 51,941	$ 45,817
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 1,615	$ 500
TOTAL LIABILITIES	1,615	500
MEMBER'S EQUITY		
MEMBER'S EQUITY		
Member's equity	50,326	45,317
TOTAL MEMBER'S EQUITY	50,326	45,317
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 51,941	$ 45,817

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Northwater Capital Markets, LLC (the Company or Northwater) received approval of membership by FINRA during 2008 and began operations as a broker dealer at that time. The Company's operations include referral services for investment banking opportunities. The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition.

The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes - The Company is a limited liability company, and as such, is taxed as a partnership. As a result, its member's separately account for their prorata share of the entity's items of income, deduction, losses, and credits. Therefore, the financial statements do not include an accrual for corporate income taxes.

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

The Company files tax returns in the United States (U.S.) federal jurisdiction and in the state of Illinois. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2008, 2009, and 2010 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2005 through 2010 remain subject to examination by state and local tax authorities.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill - Cost of the investment in the Company in excess of the underlying fair value of the net assets at the date of the acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill is to be written down to fair value and a corresponding impairment loss recognized.

Subsequent events - Subsequent events have been evaluated through February 22, 2010 which is the date the financial statements were available to be issued.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital as defined by Rule 15c3-1 of $20,326, which exceeds its required net capital of $5,000 by $15,326. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2010.

(3) Exemption

The Company does not hold customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(4) **Related party transaction**

During the years ended December 31, 2010 and 2009 the Company paid its president $4,200 and $3,850, respectively, for management service.

(5) **Member's equity**

During the years ended December 31, 2010 and 2009, the Company's members made cash capital contributions of $25,000 and $15,000, respectively.